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                             February 8, 2024

       Scott K. Morris
       Senior Vice President, General Counsel and Secretary
       Trilogy International Partners Inc.
       155 108th Avenue NE, Suite 400
       Bellevue, WA 98004

                                                        Re: Trilogy
International Partners Inc.
                                                            Schedule 13E-3
filed January 22, 2024
                                                            File No. 005-89884
                                                            Preliminary Proxy
Statement filed January 22, 2024
                                                            File No. 000-55716

       Dear Scott K. Morris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

       Preliminary Proxy Statement and Schedule 13E-3 filed January 22, 2024

       General

   1. It appears that filer SG Enterprises II, LLC is an entity formed and controlled by John
                                                        Stanton and Theresa
Gillespie for purposes of this transaction. Please revise to include
                                                        Ms. Gillespie and Mr.
Stanton as individual filers on the Schedule 13E-3. Provide all of the information
required by the Schedule as to them individually (to the extent not already provided) in the proxy
statement and address all of the following comments as to them individually. If you do
not believe they should be included as individual filers, please explain why in your
response letter.


   2.                                                   Item 1014(a) of
Regulation M-A requires filing persons to state whether they believe that
 Scott K. Morris
FirstName  LastNameScott    K. Morris
Trilogy International Partners Inc.
Comapany8,NameTrilogy
February    2024          International Partners Inc.
February
Page  2 8, 2024 Page 2
FirstName LastName
         the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. We note disclosure throughout the proxy statement that the Special Committee and the Board believe that the transaction pursuant Arrangement Agreement is fair "to the Shareholders,"
         which term is defined in the proxy statement as "holders of the Common Shares" and does not exclude the Purchaser or any of the Company's officers or directors. Please revise the filing throughout to articulate whether each filing person on the
Schedule 13E-3 believes
         the Rule 13e-3 transaction is fair or unfair to unaffiliated securityholders (and to explain why).
3. We note the disclosure throughout the proxy statement and notice of special meeting that the Arrangement Resolution must be approved by a majority of the votes cast "other than those Shareholders excluded pursuant to Section 8.1(2) of Multilateral Instrument 61-101
         - Protection of Minority Security Holders in Special Transactions." Please revise the disclosure throughout to clarify what this threshold means so that readers do not have to refer to materials beyond the proxy statement and its annexes. In this regard, we note the disclosure on page 58 indicating that the shares owned by the Purchaser "will be excluded from the majority-of-the-minority vote required by MI 61-101."
4. Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-
         3 in a "Special Factors" section in the front of the proxy statement and caption the disclosure as such. Refer to Rule 13e-3(e)(1)(ii).
5. We note several references to "the closing of the Arrangement" and "the completion of the
         Arrangement," which appear to be used interchangeably. Please revise to explain the difference between these two terms or to use a single term throughout. Questions and Answers About the Special Meeting and the Arrangement, page 7

6. Please revise the response to the second question on this page to disclose when the Special
         Meeting is scheduled to take place.
How will I know when the Arrangement will be implemented?, page 7

7. Please expand this section to provide a more concrete time period or a range of time for consummation of the Arrangement. Similarly, in the next section, where you discuss what will occur if the Arrangement is not approved, provide a time frame for the alternative of dissolution pursuant to the 2022 plan.
When can I expect to receive the consideration for my Common Shares? , page 9

8.       Revise to more clearly state approximately when shareholders will receive the
         Consideration of $0.07 per Common Share without referencing defined terms included in ancillary documents such as the Arrangement Agreement. For example, it is unclear how much time may elapse between the vote on the Arrangement and the Final Order to be received from the Canadian Court in order to effect the Arrangement. Background of the Arrangement, page 11
 Scott K. Morris
FirstName  LastNameScott    K. Morris
Trilogy International Partners Inc.
Comapany8,NameTrilogy
February    2024          International Partners Inc.
February
Page  3 8, 2024 Page 3
FirstName LastName

9. Refer to the following statement on page 13: "After discussions between a Special
         Committee member and the Purchaser, the Purchaser presented a revised offer of US$0.07 per Share." Please revise the disclosure to further describe the content of those discussions, including whether the Special Committee made any counteroffers to
         Purchaser's initial offer from December 15, 2023.

         Further, we note the disclosure on page 20 that the "consideration payable to Shareholders under the Arrangement Agreement was determined through negotiations between the
         Company, the Special Committee and the Purchaser." Please revise the disclosure in this section to describe those negotiations involving the Company, identify who from the
         Company participated in those negotiations, and describe their role in those negotiations.
10. Please revise the disclosure in the last paragraph of page 13 to clarify whether Mr. Stanton attended the Board meeting on December 19, 2023.
Reasons for the Arrangement, page 14

11. Refer to the following statement in the last paragraph of this section on page 15 of the proxy statement: "The Board's reasons for recommending the Arrangement include certain assumptions relating to forward-looking information and such information and assumptions are subject to various risks." While the following sentence refers shareholders to the risk factor section later in the proxy statement, it is not clear where the assumptions underlying the Board's recommendation are located. Please revise to outline here, or to refer specifically to where they appear in the disclosure document.
Recommendation of the Board, page 16

12. See our comments below. Revise to describe the factors and analysis of those factors considered by the Board in reaching its determination that the transaction is fair to unaffiliated Shareholders, or revise to incorporate the analysis and conclusions of another filer on the Schedule 13E-3.
Position of the Purchaser as to Fairness of the Arrangement, page 21

13. We note the statement in the last bullet on page 22 that "the disposition of Common
         Shares pursuant to the Arrangement may be a taxable transaction to the Shareholders"
         (emphasis added). To the extent that this statement reflects a belief of the Purchaser, please expand the disclosure here to address the reasons for such belief. In this regard, we note the disclosure on pages 31 and 34 that the disposition of shares pursuant to the
         Arrangement "will be a taxable transaction."
14. Refer to the bullets listed on pages 21 and 22 as the factors among which the Purchaser based its fairness determination, which include the Haywood fairness opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to
 Scott K. Morris
FirstName  LastNameScott    K. Morris
Trilogy International Partners Inc.
Comapany8,NameTrilogy
February    2024          International Partners Inc.
February
Page  4 8, 2024 Page 4
FirstName LastName
         satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719
         (April 13, 1981). Please revise to state, if true, that the Purchaser adopted Haywood's analyses and conclusion as its own. Alternatively, revise the disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in
         Instruction 2 to Item 1014.
15. See our last comment above. We note the statement on page 21 that the Purchaser did not
         "undertake any independent evaluation of the fairness of the Arrangement to the
         Company   s unaffiliated Shareholders, or engage a financial advisor for such purposes."
         However, after this statement, the Purchaser states that it believes the going private transaction is substantively and procedurally fair to unaffiliated Shareholders, based on the factors listed. If the Purchaser did not evaluate fairness, it must adopt the analysis of another filing person. If it did evaluate fairness based on the factors listed here, revise the preceding statement or clarify.
Cautionary Statement Concerning Forward-Looking Statements, page 29

16. Disclosure states that "[c]ertain statements and information contained herein are not based on historical facts and constitute forward-looking information within the meaning of
         Canadian and United States Securities Laws." Please clarify that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act
         Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation
         Finance   s Compliance and Disclosure Interpretations for Going
Private Transactions,
         Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Projected Financial Information, page 26

17. We note the statement in the second paragraph of this section that the "financial projections and forecasts are based upon a variety of estimates and numerous assumptions
         made by the Company   s management." Please disclose these assumptions
and quantify
         them where appropriate.
18. Please include the full projections instead of their summaries, or advise.
The Parties to the Arrangement, page 41

19. Please revise to state when filer SG Enterprises II was formed. The Arrangement Agreement, page 46

20. Refer to the first paragraph in this section and the statement there that the description of the Arrangement Agreement "does not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Arrangement Agreement. Please modify to avoid characterizing the disclosure here as incomplete. In this regard, we note similar language in the first
 Scott K. Morris
Trilogy International Partners Inc.
February 8, 2024
Page 5
         paragraph on page 18.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameScott K. Morris                           Sincerely,
Comapany NameTrilogy International Partners Inc.
                                                            Division of
Corporation Finance
February 8, 2024 Page 5                                     Office of Mergers &
Acquisitions
FirstName LastName